EXHIBIT 12

HASBRO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

Fiscal Years Ended in December

(Thousands of Dollars)

	2012	2011	2010	2009	2008
Earnings available for fixed charges:
Earnings before income taxes	$453,402	486,393	507,720	529,697	441,055
Add:
Fixed charges	106,687	104,834	96,082	76,124	61,688
Subtract:
Earnings (losses) from equity investees	(6,015)	(7,290)	(9,323)	3,856	—

Total	$566,104	598,517	613,125	601,965	502,743

Fixed charges:
Interest expense	$91,141	89,022	82,112	61,603	47,143
Rental expense representative of interest factor	15,546	15,812	13,970	14,521	14,545

Total	$106,687	104,834	96,082	76,124	61,688

Ratio of earnings to fixed charges	5.31	5.71	6.38	7.91	8.15